

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2012

Via Email
Ku Wai Li
Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

> **Re: Globe Net Wireless Corp.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed August 15, 2012**
> **File No. 333-172172**

Dear Mr. Li:

　　We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 11, 2012.

General

1.　　Please make the following corrections throughout your filing. Also, prior to filing your next amendment, please ensure that all disclosures throughout your filing are consistent:

- Net loss per share for the nine months ended May 31, 2012 as disclosed on page 6 should be ($0.002);
- The cash balance at May 31, 2012 is $2,975 not $5,992 as disclosed on page 7;
- Net loss for the nine months ended May 31, 2012 as disclosed in your interim statement of operations on page F2-2 should be ($19,026);
- The dilution table on page 15 should be updated to reflect your information as of the most recent balance sheet date included in the filing, May 31, 2012;
- The working capital deficit as of May 31, 2012 as disclosed on page 55 should be ($32,718); and
- The current assets as referenced on page 55 should be $2,975 at May 31, 2012.

Risk Factors

<u>If Globe Net fails to maintain an effective system of internal controls…, page 9</u>

2.   Please refer to our prior comment 2 and revise the risk factor heading to alert investors to the uncertainty and risk posed by your weak internal control over financial reporting. The risk factor subheading should explain that management believes that its internal control over financial reporting is currently ineffective and that your public accounting firm is of the opinion that the restatement of your fiscal 2010 financial statements is indicative of the company's ineffective and weak internal control over financial reporting. Further, it appears that your statement in the first paragraph of this risk factor that the company "will have these internal controls in place" at the time it becomes a public company is not supportable. Please revise accordingly.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief-Legal

cc: <u>Via Email</u>
        Rene Daignault